UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[   ]          Merger
[X]          Liquidation
[  ]          Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[  ]          Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: American Beacon Apollo Total Return Fund
3.	Securities and Exchange Commission File No.: 811-23351
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[  ] Initial Application           [X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Rosemary Behan
Chief Legal Officer
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039
(817) 391-6170

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

State Street Bank and Trust Company
One Lincoln Street
Boston Massachusetts, 02111
(617) 662-0300

American Beacon Advisors, Inc.
220 East Las Colinas Blvd., Suite 1200
Irving, Texas 75039
(817) 391-6171

DST Asset Manager Solutions, Inc.
2000 Crown Colony Drive
Quincy, MA 02169
(816) 695-1062

Mastercraft
3021 Wichita Court
Fort Worth, Texas 76140
(817) 293-3934

Apollo Credit Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019
(212) 515-3200

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[X]          Management company;
[  ]          Unit investment trust; or
[  ]          Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[  ]    Open-end           [X]  Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
American Beacon Advisors, Inc.
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039
Apollo Credit Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Resolute Investment Distributors, Inc.
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[  ]   Yes     [X]     No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:
15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [  ] No
If Yes, state the date on which the board vote took place:
May 3, 2021
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[  ] Yes    [X]  No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
Article VIII, Section 8.2 of the Trust’s Amended and Restated Declaration of Trust dated August 20, 2019 states, in relevant part, that “the Trust or any Series may be dissolved . . . at any time without shareholder approval or consent by written notice to the Shareholders or, in the case of the dissolution of any Series or termination of any Class to the Shareholders of such Series or Class.  Notice of the liquidation was provided to Shareholder in a prospectus supplement that was filed with the SEC on May 7, 2021.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes           [  ] No
(a)	If Yes, list the date(s) on which the fund made those distributions:
June 28, 2021
(b)	Were the distributions made on the basis of net assets?
[X] Yes          [  ] No
(c)	Were the distributions made pro rata based on share ownership?
[X] Yes           [  ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[  ] Yes           [X] No
17.	Closed-end funds only:
Has the fund issued senior securities?
[  ] Yes            [X]  No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
[X] Yes           [  ] No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ] Yes           [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[   ] Yes           [X] No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[  ] Yes           [  ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[   ] Yes           [X] No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $2,247.00
(ii)	Accounting expenses: None.
(iii)	Other expenses (list and identify separately):
Blue Sky Termination Fees: $150
(iv)	Total expenses (sum of lines (i)-(iii) above): $2,397
(b)	How were those expenses allocated?
Expenses were allocated to the American Beacon Apollo Total Return Fund.
(c)	Who paid those expenses?

American Beacon Apollo Total Return Fund paid all expenses related to the liquidation.
(d)	How did the fund pay for unamortized expenses (if any)?
American Beacon Apollo Total Return Fund did not have any unamortized expenses.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[  ] Yes           [X] No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[  ] Yes           [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[  ] Yes          [X] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of American Beacon Apollo Total Return Fund, (ii) he is the President of American Beacon Apollo Total Return Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Gene L. Needles
Gene L. Needles, Jr., President